Exhibit 99.1

Alta Global Group Rolls Out Hype Marketing Platform Subscription Targeting 45,000 US Combat Sports Gyms + Coaches + Athlete Influencers

Key Highlights

●	Growth Potential: Alta to offer subscription plans that range from $39 to $299 per month to 45,000 potential gym partners, Coaches and Athlete Influencers across the US. Alta also collects a transaction fee of up to 5% across all transactions processed through the platform.

●	Powerful Marketing Tool: Hype is a subscription based mobile marketing platform designed to help gym owners, coaches and athlete influencers cultivate relationships with their fans and followers free from social media restrictions, to a platform with more freedom and tools to communicate and monetize.

●	Mobile First: Hype subscribers can build a website in minutes, earn revenue from subscriptions and tips, send text message blasts to followers and track key business analytics and insights — all from their phone.

●	Enhanced Network Effect: The intimate, community-oriented nature of combat sports gyms fosters strong relationships and referrals. This network effect could enhance the penetration of Hype among gym owners, coaches, and athlete influencers within each gym community.

●	Comprehensive Features:

○	Mobile Optimised Website Creation
○	Email and Text Marketing
○	Payment Collection and Management
○	NFC and QR Code Accessories for Marketing

●	Target Markets: Initial focus on California and Texas, with plans for nationwide expansion in 2024 & 2025.

(For the full presentation click here - https://d1io3yog0oux5.cloudfront.net/_2470e27532575ab4800a2bc525aec5c8/trainalta/db/2271/21496/pdf/HYPE+Slides+V8-X%5B50%5D.pdf)

Sydney, Australia, July 31st, 2024 /Accesswire/ – Alta Global Group (NYSE American: MMA) (“Alta” or the “Company”), a pioneering technology company dedicated to transforming martial arts and combat sports training, is excited to announce the nationwide roll-out of its newly acquired, all-in-one marketing platform, Hype, to combat sports gym partners across the United States. This innovative tool is set to revolutionize the way the combat sports industry monetizes its social followers and enhances member engagement. Moreover, Hype’s technology solution extends well beyond the martial arts and combat sports sector, with proven utility and established customers, unlocking further opportunities to target small businesses globally, as well as the potential application to other local and community sports.

Pricing and Roll-Out

Alta Global Group will initially target its gym partners in California and Texas, with plans to expand nationwide in 2024 & 2025. With over 500 active gym partners to date out of a footprint of more than 45,000 gyms across the US, this roll-out marks a significant milestone in Alta’s mission to support the combat industry with innovative marketing solutions. Hype’s subscription pricing ranges from $39 to $299 per month, with Alta also collecting a transaction fee of up to 5% across all transactions processed through the platform. Hype is currently generating approximately $200,000 per annum in recurring revenue from subscriptions and transactions. Following the roll-out of Alta’s current and potential gym partners, recurring revenue for Hype is expected to increase.

“We are thrilled to bring Hype to our combat sports partners,” said Rich Chou, Alta North American VP. “This platform will not only help gym owners and coaches grow their memberships but also simplify their operations, making it easier to manage and scale their businesses.”

Alta’s Founder and CEO, Nick Langton, added, “We have a great opportunity here to help our gym partners, coaches, and athletes better monetize their infrastructure and content while Alta benefits from the subscription based monthly recurring revenue stream. With a potential footprint of tens of thousands of gyms across the US and annual revenues of up to $3500 per gym, plus many more coaches and athlete influencers, the opportunity for Alta is substantial as we help bring more of the 640 million MMA fans into their local gyms for direct participation in their favorite sport.”

Enhancing Combat Sports Gyms with Hype

In the highly competitive martial arts and combat sports sector, it is crucial for gyms to attract new students and retain loyal members. Hype is designed to help gyms convert social media followers into dedicated gym prospects and members, reducing dependency on social media algorithms and potentially improving cost per acquisition.

Key Features of Hype

●	Optimized Website Creation: Hype enables gyms to build attractive, optimized websites that collect emails and phone numbers from interested prospects. These websites can showcase class schedules, instructor bios, and success stories to engage and convert visitors.
●	Effective Communication Tools: Gyms can send personalized emails and text messages to students, including class or private lesson reminders, event promotions, and training tips all from their mobile. Campaign blasts facilitate announcements of new classes, promotions, and updates to all contacts simultaneously.
●	Simplified Payment Collection: Hype simplifies the collection of memberships, private lesson fees, and merchandise payments.
●	Create unique subscription products: Gym owners or coaches can create multiple subscription products for both in-gym and online/at home training products, helping rationalize separate membership revenue channels into one simple solution for their customers.
●	Innovative Marketing Accessories: Hype’s NFC and QR code accessories allow gyms to easily share information, class schedules, and promotional offers during events and demonstrations, bridging the gap between in-person interactions and digital marketing tools.

Competitive Edge

Hype combines features from multiple established SAAS (Software As A Service) brands into a comprehensive solution that can be tailored for combat sports gyms, reducing the need for multiple subscriptions. It competes with platforms like WordPress and Squarespace for website creation, offers robust mobile-first email and text marketing, and provides more flexible payment options.

Alta Ambassador integration

Alta has started leveraging Hype to assist ambassadors to promote their own products and services to their significant base of followers and help drive awareness of the platform including.

●	Daniel Cormier - https://hype.co/@dc_mma

●	Gilbert Melendez - https://hype.co/@gilbertmelendez
●	Jessica-Rose Clark - https://hype.co/@missjessyjess

For more information on Hype visit www.hype.co

ABOUT ALTA GLOBAL GROUP LIMITED

Alta Global Group Limited is a technology company that is enabling the global martial arts and combat sports industry to maximize the monetization opportunities available to the sector by increasing consumer participation in the sport and building upon existing community offerings within the sector. While the Company believes martial arts and combat sport gyms have a superb in-gym product, they are ripe for transformation when it comes to building sales channels, enhancing customer onboarding, optimizing engagement and driving the growth and retention of members and membership revenues within their gym communities. For more information, please visit https:// www.altaglobalgroup.com.

Any references to active gyms or partner gyms refer to a gym profile that has been claimed or created and has accepted the terms and conditions and/or a previous license agreement to run the Warrior Training Program. Any references to estimated or targeted revenue per active gym do not guarantee that the gym will generate the specified revenue or any revenue at all.

Forward Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements.” These statements include, but are not limited to, statements relating to the Company’s operations and business strategy and the Company’s expected financial results. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements contained in this press release are based on management’s current expectations and are subject to substantial risks, uncertainty and changes in circumstances. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including the uncertainties related to market conditions and other discussed in the “Risk Factors” section set forth in the Company’s registration statement on Form F-1 filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and, except as required by federal securities laws, the Company specifically disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise.

Investor Contact:

Dave Gentry

RedChip Companies, Inc.

C: 1-407-491-4498

T: 1-407-644-4256

E: MMA@redchip.com